UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 13)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
Molly R. Benson
Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2020
(Date of Event Which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Marathon Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 647,415,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 647,415,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,415,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2%(1)
14	TYPE OF REPORTING PERSON HC; CO

1.
Based upon 1,040,168,354 common units representing limited partner interests of the Issuer ("MPLX Common Units") issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS MPC Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 504,701,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 504,701,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,701,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS MPLX Logistics Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,722,985
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,722,985
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,722,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS MPLX GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 383,527,195
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 383,527,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,527,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Andeavor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Western Refining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Giant Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Western Refining Southwest, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Tesoro Refining & Marketing Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,531,747
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,531,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,531,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Tesoro Alaska Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,531,747
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,531,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,531,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Tesoro Logistics GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,531,747
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,531,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,531,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,040,168,354 MPLX common units issued and outstanding as of August 3, 2020, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 13 amends and supplements the statement on Schedule 13D filed by Marathon Petroleum Corporation (“MPC”) and certain of its subsidiaries concerning the common units representing limited partner interests (“MPLX Common Units”) in MPLX LP (the “Issuer” or “MPLX”) filed on December 3, 2014, as amended on December 12, 2014, August 19, 2015, December 7, 2015, April 4, 2016, March 6, 2017, September 1, 2017, December 18, 2017, February 5, 2018, October 1, 2018, November 5, 2018, May 9, 2019 and August 2, 2019 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby supplemented as follows:
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3:

Item 4.	Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:
On July 31, 2020, Western Refining Southwest, Inc. (“WRSW”), an Arizona corporation and indirect wholly owned subsidiary of MPC, and the Issuer entered into a Redemption Agreement (the “Redemption Agreement”) pursuant to which the Issuer, following a series of intercompany transactions, transferred all of the outstanding membership interests in Western Refining Wholesale, LLC, a Delaware limited liability company (“WRW”), to WRSW in exchange for the redemption and cancellation of MPLX Common Units held by WRSW. The transaction effects the transfer to MPC of the wholesale fuels distribution business that the Issuer acquired as a result of its acquisition of Andeavor Logistics LP. The Redemption Agreement was approved by the conflicts committee and the board of directors of the Issuer’s general partner. The conflicts committee, which is composed of independent members of the board of directors of the Issuer’s general partner, retained independent legal and financial advisors to assist it in evaluating and negotiating the transaction.
Consistent with the terms of the Redemption Agreement, effective as of 11:59 p.m. on July 31, 2020 (the “Closing”), all of the outstanding membership interests in WRW were transferred to WRSW, and WRW became an indirect, wholly owned subsidiary of MPC.
At the Closing, per the terms of Redemption Agreement, the Partnership redeemed 18,582,088 Common Units (the “Redeemed Units”) held by WRSW. The number of Redeemed Units was calculated by dividing WRW's aggregate valuation of $340 million by the simple average of the volume weighted average New York Stock Exchange prices of a Common Unit for the ten trading days ending at market close on July 27, 2020. Immediately following the redemption of the Redeemed Units, the Issuer cancelled the Redeemed Units pursuant to the terms of the Redemption Agreement.
After giving effect to the transactions contemplated in the Redemption Agreement (including the cancellation of the Redeemed Units), WRSW is the record holder of 51,181,771 MPLX Common Units, representing approximately 4.9% of outstanding MPLX Common Units.

WRSW is a wholly owned subsidiary of Giant Industries, Inc. (“Giant”), which is a wholly owned subsidiary of Western Refining, Inc. (“Western Refining”), which is a wholly owned subsidiary of Andeavor LLC (“Andeavor”), which is a wholly owned subsidiary of MPC. As a result, MPC, Andeavor, Western Refining and Giant may be deemed to beneficially own MPLX Common Units held by WRSW. The purpose of the redemption of the MPLX Common Units that were the subject of the Redemption Agreement was as consideration for the acquisition of all of the outstanding membership interests of WRW.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the MPLX Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the MPLX Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The foregoing description of the Redemption Agreement is not complete and is qualified in its entirety by reference to the full text of the Redemption Agreement, which is filed as Exhibit 99.1 hereto, and is incorporated by reference herein.
The Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The information previously provided in response to Item 5 is hereby amended and restated as follows.
(a) - (b)    The information provided in Items 7 through 11 of the cover pages is incorporated herein by reference.
(c) Except as described herein or as set forth in Schedule I, none of the Reporting Persons nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.
(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective MPLX Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. None of the Reporting Persons have any knowledge of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MPLX Common Units held in the name of the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:
The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

99.1
Redemption Agreement, dated July 31, 2020, between MPLX LP and Western Refining Southwest, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed on August 3, 2020).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2020

MARATHON PETROLEUM CORPORATION		MPC INVESTMENT LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary	Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

MPLX LOGISTICS HOLDINGS LLC		MPLX GP LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Assistant Secretary	Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

ANDEAVOR LLC		TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

WESTERN REFINING, INC.		TESORO ALASKA COMPANY LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

GIANT INDUSTRIES, INC.		TESORO LOGISTICS GP, LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President and Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Michael J. Hennigan	President and Chief Executive Officer Marathon Petroleum Corporation	U.S.	(37,568)[1]

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	252.452[2]

Evan Bayh	Senior Advisor, Apollo Global Management	U.S.	252.452[2]

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	252.452[2]

Jonathan Z. Cohen	Chairman and Chief Executive Officer Hepco Capital Management, LLC	U.S.	252.452[2]

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	252.452[2]

Edward G. Galante	Retired Senior Vice President and Member of the Management Committee, ExxonMobil Corporation	U.S.	252.452[2]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	252.452[2]

Kim K.W. Rucker	Former Executive Vice President, General Counsel and Secretary, Andeavor	U.S.	252.452[2]

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	1,839.296[2]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	1,839.296[2]

Susan Tomasky	Retired President of AEP Transmission American Electric Power	U.S.	252.452[2]

Executive Officers

Michael J. Hennigan	President and Chief Executive Officer	U.S.	(37,568)[1]

Raymond L. Brooks	Executive Vice President, Refining	U.S.	—

Suzanne Gagle	General Counsel	U.S.	—

Timothy T. Griffith	President, Speedway LLC	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

John J. Quaid	Senior Vice President and Controller	U.S.	—

Donald C. Templin	Executive Vice President and Chief Financial Officer	U.S.	—

(1)
Gives effect to 37,568 MPLX Common Units withheld for tax purposes upon the vesting of phantom units on July 1, 2020. For tax withholding purposes the value of the MPLX Common Units withheld was deemed to be equal to the closing price of $17.35 of an MPLX Common Unit on July 1, 2020.

(2)	Phantom units granted on July 1, 2020 pursuant to the MPLX LP 2018 Incentive Compensation Plan and credited within a deferred account.